



SECURITI **05038109**

Washington, D.C. ~~~~~~~~~

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 48500

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2004__ AND ENDING __December 31, 2004__

$\qquad$ MM/DD/YY $\qquad\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heim & Young Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__1256 E. Kingsley__

(No. and Street)

Firm ID# 38993

__Springfield__ $\qquad$ __Missouri__ $\qquad$ __65806__

(City) $\qquad\qquad$ (State) $\qquad\qquad$ (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__Cheryl Sanders__ $\qquad$ 816-415-9294

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Davis, Lynn & Moots, P.C.__

(Name – *if individual, state last, first, middle name*)

__3828 South Avenue__ $\qquad$ __Springfield__ $\qquad$ __MO__ $\qquad$ __65807__

(Address) $\qquad$ (City) $\qquad$ (State) $\qquad$ (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

RECEIVED
FEB 2 8 2005
SEC MAIL PROCESSING SECTION
WASH. D.C.
213

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Dean W. Young _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ Heim & Young Securities, Inc. _____ , as

of _____ December 31, _____ , 20 04 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Secretary/Treasurer

Title

Paula J. Walch 2-25-05

Notary Public

PAULA J. WALCH
Greene County
My Commission Expires
May 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEIM & YOUNG SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2004

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT 3

AUDITED FINANCIAL STATEMENTS

    Balance Sheet.. 4

    Statement of Income 5

    Statement of Changes in Stockholders' Equity 6

    Statement of Cash Flows 7

    Notes to Financial Statements.. 8

ADDITIONAL INFORMATION

    INDEPENDENT AUDITORS' REPORT ON INTERNAL
        CONTROL REQUIRED BY SEC RULE 17a-5 12

    COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 14

    COMPUTATION FOR DETERMINATION OF RESERVE
        REQUIREMENTS PURSUANT TO RULE 15c3-3.. 15



DAVIS, LYNN &
MOOTS, P.C.
Certified Public
Accountants

LARRY M. BROWN, CPA
LAWRENCE W. DAVIS, CPA
ANTHONY D. LYNN, CPA
RANDALL G. MOOTS, CPA
ANGELA M. PATRICK, CPA
ANDREW A. MARMOUGET, CPA

3828 SOUTH AVENUE
SPRINGFIELD, MO 65807
(417) 882-0904
FAX (417) 882-4343
www.dlmcpa.com
e-mail: cpa@dlmcpa.com

INDEPENDENT AUDITORS' REPORT

Heim & Young Securities, Inc.
Springfield, Missouri

We have audited the accompanying balance sheet of Heim & Young Securities, Inc. (an S Corporation) as of December 31, 2004, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heim & Young Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Additional Information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis, Lynn & Moots, P.C.

DAVIS, LYNN & MOOTS, P.C.
February 17, 2005

3

HEIM & YOUNG SECURITIES, INC.
BALANCE SHEET
December 31, 2004

ASSETS

Cash and cash equivalents	$	3,404
Investments		62,388
Commissions receivable		117,656
TOTAL CURRENT ASSETS		183,448
TOTAL ASSETS	$	183,448

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Commissions payable	$	126,748
TOTAL CURRENT LIABILITIES		126,748

STOCKHOLDERS' EQUITY

Common stock, $1 par value, 30,000 shares authorized, 1,000 shares issued and outstanding		1,000
Contributed capital		55,700
TOTAL STOCKHOLDERS' EQUITY		56,700
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	183,448

See accompanying notes.

HEIM & YOUNG SECURITIES, INC.
STATEMENT OF INCOME
Year Ended December 31, 2004

OPERATING INCOME		
Commissions	$	942,608
	TOTAL OPERATING INCOME	942,608
OPERATING EXPENSES		
Commissions - stockholders		942,608
	TOTAL OPERATING EXPENSES	942,608
	NET INCOME $	-

See accompanying notes.

HEIM & YOUNG SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2004

	Number of Shares	Common Stock	Contributed Capital	Total Stockholders' Equity
Balance, December 31, 2003	1,000	$ 1,000	$ 55,700	$ 56,700
Distributions	-	-		-
Net income	-	-	-	-
Balance, December 31, 2004	1,000	$ 1,000	$ 55,700	$ 56,700

See accompanying notes.

HEIM & YOUNG SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	-
Adjustments to reconcile net income to		
net cash provided by operating activities:		
(Increase) in commissions receivable		(42,056)
Increase in commissions payable		51,144
NET CASH PROVIDED BY OPERATING ACTIVITIES		9,088
CASH FLOWS FROM INVESTING ACTIVITES		
Purchase of investments		(9,088)
NET CASH (USED) BY INVESTING ACTIVITIES		(9,088)
NET CHANGE IN CASH		-
CASH AND CASH EQUIVALENTS, Beginning of year		3,404
CASH AND CASH EQUIVALENTS, End of year	$	3,404

See accompanying notes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Heim & Young Securities, Inc. is presented to assist in understanding the Company's financial statements. The statements are representations of the Company's management, which is responsible for their integrity and objectivity.

Activity

Heim & Young Securities, Inc. was organized as a brokerage company on July 7, 1995. The Company acts as an agent in making contracts and selling stocks and other securities.

Basis of Accounting

The books and records of the Company are kept on the accrual basis of accounting for financial reporting purposes. Therefore, revenues are recognized when earned and expenses are recognized when incurred.

Statement of Cash Flows

For the purpose of the statement of cash flows, the Company considers all deposits which may be withdrawn or for which additional deposits may be made at any time without penalty or notice to be cash equivalents. During 2004, there were no non-cash financing and investing activities and no amounts paid for interest or taxes. Unrealized holding gains and losses are included in earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - COMMON STOCK

The Company's stock consists of 30,000 shares of $1 par value common stock, of which 1,000 shares were issued and outstanding at December 31, 2004.

NOTE C - CASH EQUIVALENTS AND INVESTMENTS

Cash equivalents and investments at December 31, 2004 consisted of a checking account and escrow deposit accounts. Cash equivalents and investments are stated in the financial statements at fair market value. Cost and approximate market value at December 31, 2004 are as follows:

	Cost	Market
The Signature Bank	$ 3,404	$ 3,404
National Financial Services Corporation	59,088	59,088
National Association of Securities Dealers, Inc.	3,300	3,300
	$ 65,792	$ 65,792

NOTE D - COMMISSIONS RECEIVABLE AND PAYABLE

Commissions receivable consists of funds held at National Financial Services Corporation at December 31, 2004 in the amount of $117,656. A corresponding commissions liability has been established for these funds, which are commissions due the various agents in the amount of $126,748. The difference between the commissions receivable and commissions payable is funds which have been collected and held in NFSC escrow accounts pending settlement.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $53,332, which was $44,883 in excess of its required net capital of $8,449.

NOTE F - INCOME TAX STATUS

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

NOTE G - SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at December 31, 2004.

ADDITIONAL INFORMATION



LARRY M. BROWN, CPA
LAWRENCE W. DAVIS, CPA
ANTHONY D. LYNN, CPA
RANDALL G. MOOTS, CPA
ANGELA M. PATRICK, CPA
ANDREW A. MARMOUGET, CPA

DAVIS, LYNN & MOOTS, P.C.
Certified Public Accountants

3828 SOUTH AVENUE
SPRINGFIELD, MO 65807
(417) 882-0904
FAX (417) 882-4343
www.dlmcpa.com
e-mail: cpa@dlmcpa.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Heim & Young Securities, Inc.
Springfield, Missouri

In planning and performing our audit of the basic financial statements of Heim & Young Securities, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

12

Heim & Young Securities, Inc.
Springfield, Missouri

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the basic financial statements of Heim & Young Securities, Inc. for the year ended December 31, 2004 and this report does not affect our report thereon dated February 17, 2005.

Because of a limited number of available personnel, it is not always possible to adequately segregate certain incompatible duties, so that no one employee has access to both physical assets and the related accounting records, or to all phases of a transaction. Consequently, the possibility exists that unintentional or intentional errors or irregularities could exist and not be promptly detected. This weakness is a common weakness found in smaller organizations.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Davis, Lynn & Moots, P.C.

DAVIS, LYNN & MOOTS, P.C.
February 17, 2005

HEIM & YOUNG SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2004

NET CAPITAL

Total stockholders' equity	$	56,700
Deduct stockholders' equity not allowed for net capital		-
Total stockholders' equity qualified for net capital		56,700
Additions		-
Deductions		(3,300)
Net capital before haircuts or securities positions		53,400
Haircuts on securities		(68)
NET CAPITAL	$	53,332

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required	$	8,449
Net capital available		53,332
Excess net capital	$	44,883
Excess net capital at 1000% (Net capital less 10% of debt)	$	40,657

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$	126,748
Percent of aggregate indebtedness to net capital		238%

THERE WERE NO MATERIAL DIFFERENCES NOTED BETWEEN THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3.

14

HEIM & YOUNG SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT
TO RULE 15c3-3
December 31, 2004

Heim & Young Securities is exempt under SEC Rule 15c3-3. All customer transactions are cleared through Firm Number 8-26740, product Code ALL.